Exhibit (a)(1)(A)

October 12, 2017

MONSTER DIGITAL, INC.

2655 First Street, Suite 250

Simi Valley, Ca 93065

To Holders of the Original Warrants:

This letter is to inform you that Monster Digital, Inc. (the “Company”) is offering those holders of record as of September 19, 2017 (the “Record Date”) (each an “Eligible Holder” and together the “Eligible Holders”), of certain of its outstanding warrants to purchase common stock of the Company the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $0.45 per share of common stock, upon the terms set forth in the enclosed Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of October 12, 2017 (the “Offer to Amend and Exercise”).

The warrants subject to the Offer to Amend and Exercise are outstanding warrants as of the Record Date to purchase an aggregate of 2,025,000 shares of the Company’s common stock at an exercise price of $5.625 per share issued to investors in the Company’s initial public offering which closing occurred in July 2016 (the “Original Warrants”). The shares of common stock underlying the IPO Warrants are known as the “Warrant Shares”.

As you are aware, on July 3, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, the Company’s wholly owned subsidiary, Monster Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Innovate Biopharmaceuticals, Inc., a Delaware corporation (“Innovate”). Under the terms of the Merger Agreement, pending Company stockholder approval of the transaction, Merger Sub will merge into Innovate with Innovate surviving the merger and becoming a wholly-owned subsidiary of Monster (the “Merger”).On August 25, 2017, the Company filed a proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) with respect to a special meeting of stockholders to take place on November 9, 2017 (the “Special Meeting”) to approve the Merger as well as other matters, including Proposal No. 6 therein whereby Company stockholders will vote at the Special Meeting to those matters set forth in the Offer to Amend and Exercise. The exercise of the Original Warrants further to the Offer to Amend and Exercise is expressly contingent on the approval of Proposal No. 6 by Company stockholders at the Special Meeting.

Pursuant to the Offer to Amend and Exercise, the Original Warrants of Eligible Holders who elect to participate in the Offer to Amend and Exercise will be amended (the “Amended Warrants”) to: (i) shorten the exercise period so that they expire concurrently with the expiration of the Warrant Offer at 5:00 p.m. (Pacific Time) on November 17, 2017, as may be extended by the Company in its sole discretion (the “Expiration Date”).and (ii) reduce the exercise price to $0.45 (the “Revised Exercise Price”).

The purpose of the Offer to Amend and Exercise is to encourage the amendment and exercise of the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants in order to provide funds to support the Company’s operations.

The enclosed Offer to Amend and Exercise, together with the Election to Consent, Participate and Exercise Warrant, Notice of Withdrawal and form of Amended Warrant constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Amend and Exercise and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Original Warrants.

Eligible Holders may elect to participate in the Offer to Amend and Exercise with respect to some, all or none of their Original Warrants. If you choose not to participate in the Offer to Amend and Exercise, or Proposal No. 6 is not approved by the Company’s stockholders at the Special Meeting, your Original Warrants will remain in full force and effect, as originally issued with the original exercise price per share.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the Expiration Date, the following: (i) a signed and completed copy of the enclosed Election to Consent, Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant, physically or via DTC (or an Affidavit of Loss and Indemnification Agreement), for cancellation, and (iv) cash in the amount equal to $0.45 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date and the Company’s stockholders approve Proposal No. 6 at the Special Meeting, promptly following the Expiration Date, we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant (either physically or via DTC), or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time in reviewing this request.

Sincerely,

David H. Clarke
Chief Executive Officer
Monster Digital, Inc.

Enclosures:

Offer to Amend and Exercise (including exhibits thereto)

Election to Consent, Participate and Exercise Warrant (including exhibits thereto, Instructions for Delivery, Affidavit of Loss and Indemnification Agreement)

Notice of Withdrawal